Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Q&A for Internal Purposes

October 10, 2007

Share Exchange:

Q1.	What are the terms of the share exchange and how will it operate?

A1.

Citigroup Japan Holdings Ltd. (“CJH”) will exchange shares of Citigroup Inc., CJH’s parent company, for shares of Nikko Cordial Corporation (“NCC”), whereby NCC will become a wholly owned subsidiary of CJH. After the share exchange, Citigroup, via its wholly-owned subsidiary, CJH, will have acquired all of NCC’s shares.

Q2.	What kind of company is Citigroup Japan Holdings (CJH)?

A2.

CJH is a Japanese holding company that is a wholly-owned subsidiary of Citigroup Inc. Its head office is located in Chiyoda-ku Tokyo. Its registered capital is ¥55.9 billion, and it is the parent company of NCC, holding approximately 67% of its issued shares.

Q3.	What are the important elements of the share exchange?

A3.

With regard to the NCC shares not already owned by Citigroup, a NCC share will be exchanged for a number of Citigroup shares worth approximately ¥1,700 at the time the exchange ratio is fixed. After the share exchange, Citigroup, via its 100% subsidiary, CJH, will acquire all of NCC’s shares.

The share exchange agreement is planned to be executed by the end of October of this year. After its execution, the procedures for the share exchange will be announced. Citigroup also announced that it has filed an application to list Citigroup Inc. shares on the Tokyo Stock Exchange, and if the listing is approved by the Tokyo Stock Exchange, shareholders will be able to sell Citigroup shares on the Tokyo Stock Exchange.

Q4.	When will the share exchange take place?

A4.

It is not decided at this moment. We, NCC, and CJH will fix the terms and enter into the share exchange agreement by the end of October 2007. The extraordinary general meeting of shareholders for approval of the share exchange is scheduled to be held on December 19, 2007, and the effective date of the share exchange is scheduled to be in January 2008, subject to change in accordance with the mutual agreement of NCC and CJH. Further details will be disclosed once determined.

Q5.	What is the purpose of the share exchange?

A5.

We are aiming to integrate the respective strengths of both NCC and Citigroup in order to build a “comprehensive financial services group with banking and securities capabilities,” that will provide various services to meet the needs of our individual and corporate clients and customers throughout Japan. NCC, deeply rooted in the Japanese culture, has established a firm foundation in the Japanese market, while Citigroup has a large presence in the global market and the ability to supply a wide range of high-quality financial services.

To achieve this goal, the board of directors decided to execute the basic agreement regarding the share exchange after determining that the share exchange would both allow NCC’s management to retain sufficient flexibility, and also provide benefits to our shareholders.

Q6.

Since Citigroup has already acquired more than two thirds of NCC’s shares, it seems that there is no urgent need to make NCC a wholly-owned subsidiary. Why did NCC decide to move forward with this share exchange at this time?

A6.

To accelerate and further strengthen our ability to fully implement our alliance with Citigroup, we concluded that the share exchange would be beneficial to the company, the company’s shareholders, customers, business partners, employees, and other related parties.

Q7.	What procedures should NCC shareholders take in connection with the share exchange?

A7.	Detailed procedures for the share exchange will be announced later.

Q8.	Are NCC shares going to be delisted? When will they be delisted?

A8.	Delisting NCC shares is not the purpose of the basic agreement, however, the NCC shares will be delisted in accordance with the rules of the relevant stock exchanges regarding the delisting of shares.

The procedures and schedules for the share exchange will be announced after the execution of the share exchange agreement which is scheduled to be entered into by the end of October 2007. The details will be announced later.

Q9	Is NCC’s stock going to be assigned to a supervisory post (kanri-posuto) or a liquidation post (seiri-posuto) prior to de-listing?

A9.

NCC received the notices from the Tokyo Stock Exchange, the Osaka Stock Exchange and the Nagoya Stock Exchange that the NCC shares will be transferred to the supervisory posts (kanri-posuto) of those three stock exchanges.

Q10.

At the time of the Tender Offer Bid, NCC intended to maintain its listing on the Tokyo Stock Exchange. Why has NCC now decided to delist from the Tokyo Stock Exchange and become a wholly-owned subsidiary of Citigroup?

A10.

Delisting prior to the effective date of the share exchange is an indirect result of the share exchange, and is not due to any accounting issues. We are currently looking into measures which we believe will enable shareholders to conveniently sell any Citigroup shares received in the share exchange. Detailed procedures will be announced later.

Q11.	Will dividends on NCC shares be paid from now on?

A11.

As previously announced, shareholders who were NCC shareholders as of the end of September will be paid a dividend for the 2nd Quarter of this fiscal year. This dividend will be ¥8 per share and will be paid in late November.

Q12.	When will NCC’s stock be removed from the index composition of Nikkei225?

A12.	We are not in a position to respond to this question.

Q13.	Will the market price of NCC’s shares decline as investors in NCC rush to sell them on the market in order to avoid this share exchange?

A13.	The market price will be determined by the market and we are not in a position to respond to this question.

Q14	After the effective date of the share exchange, is it possible to promptly sell the Citigroup shares received in the share exchange?

A14.	We are currently looking into measures which we believe will enable shareholders to conveniently sell any Citigroup shares received in the share exchange. Detailed procedures will be announced later.

Q15.	Does a Japanese holder of Citigroup Inc. stock face foreign exchange exposure?

A15.	Yes, because Citigroup Inc. stock is a foreign stock, Japanese holders will face the foreign exchange exposure risk.

The details of the procedures of the share exchange will be announced once they have been determined.

Q16.	Will investors receive Citigroup stock certificates?

A16.	Detailed procedures for the share exchange will be announced later.

Q17.	What happens if I have NCC shares that I do not want to exchange for Citigroup Inc. shares?

A17.	NCC shareholders who do not wish to hold Citigroup shares will have from now until the share exchange, which is expected in January of 2008, to sell their shares.

Q18.	What if I do not want to exchange my NCC shares for Citigroup shares?

A18.

NCC share certificates will be void following the exchange if not submitted during a period of time to be notified by NCC. Prior to the effective date, you may sell your NCC shares if you want (which may be easier to do while NCC shares are still listed). Alternatively, you may also exercise your opposition rights as a dissenting shareholder.

Q19.	Will NCC be merged into Citigroup Inc.?

A19.

In a share exchange, the acquiring company becomes the surviving entity, and the target company gets merged. However, in a share exchange such as this one, both the acquiring company and the target company survive. Therefore, NCC will continue to exist after the transaction.

Nikko Cordial Group:

Q20.	After the expected delisting, what will NCC’s role be?

A20.	NCC plans to formulate business strategies, coordinate the business alliance of entities under NCC and develop a common infrastructure for group entities.

Q21.	Will Nikko Citigroup Ltd. (NCL) be integrated into Nikko Cordial Securities (NCS) after NCC, its parent company, becomes a wholly-owned subsidiary of Citigroup?

A21.	A steering committee comprised of Citigroup and NCC management members is currently considering how an integration would affect customer relationships, business, and employee working conditions.

Q22.	Will there be sales of NCC affiliates?

A22.	Nothing has been decided at this time.

Q23.	Do you still plan to list Nikko Asset Management?

A23.	Nothing has been decided yet.

Q24.	Is it possible that NCC could become listed again in the future?

A24.	Currently, there are no such plans.

Q25.	I’ve participated in NCC’s annual shareholders meetings in the past. Will I be able to continue participating after the share exchange?

A25.	As a result of the share exchange, CJH will be the sole shareholder of NCC.

Q26.	What is the expected rating for a straight bond issued by Nikko Cordial Group? Is there any risk of a decrease in the ratings?

A26.	There are no changes for straight bonds issued by Nikko Cordial Group. We are not in a position to respond to this question. A rating organization gives this rating.

Q27.	What kind of company is Citigroup Inc.?

A27.

Citigroup Inc. is a leading global financial institution that has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. In 1902 Citibank N.A., a subsidiary of Citigroup Inc., opened its first branch in Yokohama. Over the past 106 years, Citigroup Inc. has expanded to become a diversified and well-known foreign financial institution in the Japanese market. As of June 2007, Citigroup had 16 thousand employees in Japan including employees of Nikko Cordial group. These employees work in a variety of areas including banking, investment, securities, consumer finance, and credit. As of July 2007, Citibank Japan Ltd., domestic entity, started to operate and has 34 branches nationwide and was a licensed Japanese bank as of October 2, 2007.

Q28.	What is the strategy of Citigroup Inc. in the Japanese market?

A28.

Beginning on July 1, 2007, Citigroup Inc. began operating Citibank Japan Ltd., which is engaged in banking in Japan. Citibank Japan Ltd. has taken over the operation of Citibank N.A.’s Tokyo branch. This transformation will make significant future expansion of its retail and corporate business in Japan possible. Citigroup Inc. places the Japanese market as high priority, and its goal is to become a leading financial service company in Japan by furnishing innovative products and services to meet the customers’ changing needs.

Q29.	Will Citigroup take over the management of NCC after the share exchange?

A29.

Citigroup intends to keep managerial authority and decision-making in Japan. Citigroup understands that this is important to the success of its operations in Japan. Citigroup continues to consider its optimal group structure in Japan including with respect to joint venture companies.

Q30.	This transaction will advance the capital portion of the alliance between Citigroup and NCC, but what progress has been made on the business portion of the alliance?

A30.	The steering committee, which is made up of the management teams from both NCC and Citigroup, is considering potential areas in which to develop the business alliance.

Q31.	Will the management principles change after the share exchange?

A31.	The share exchange will not change the client-focused management principles that we have in common with Citigroup’s “client first” philosophy.

Q32.	Do you intend to rename the company?

A32.	NCC’s goal is to maintain and expand the “Nikko Brand,” which is deeply rooted in Japan. Citigroup’s expectations are also the same.

Q33.	What is the difference between a 100% and 68% investment in terms of the alliance?

A33.

Citigroup believes that acquiring 100% ownership of NCC will enable the two companies to accelerate and further strengthen our ability to fully implement our alliance. By combining Nikko Cordial Group’s strong domestic sales base with Citigroup’s global presence, high-quality and extensive financial services, we believe that we can offer superior products and services to our customers.

Q34.	How do you plan to respond to customers who are wary of Citigroup as a “foreign company?”

A34.

Although we believe the most important issue is whether the alliance is beneficial to the customer, we recognize that some of our customers may be wary of dealing with a “foreign company.” We believe that these customers will support NCC once they understand that the alliance will allow us to offer even better products and services.

Q35.	Will English be the common language of the company?

A35.	We have no such plans.

Q36.	Can foreigners become supervisors or branch managers?

A36.

As Japanese companies globalize, talented individuals are being sought to work in management positions regardless of nationality. To achieve success in Japan, it is our policy to promote individuals who understand and respect Japanese culture, customs, and business practices.

Q37.	What measures do you plan to take if there is a decline in FA commissions due to the loss of customers after de-listing?

A37.

We believe that this share exchange will enable the two companies to accelerate and further strengthen our ability to fully implement our alliance, and benefit NCC, our shareholders, clients, business associates, and employees. Citigroup announced that it has filed an application to list Citigroup Inc. shares on the Tokyo Stock Exchange, and we are taking precautionary measures to prevent any loss of customers.

Q38.	Who are GCA and Greenhill, the financial advisors to NCC, and what are their respective roles?

A38.

GCA is an independent M&A advisory firm, currently listed on the Mothers market of the Tokyo Stock Exchange. Greenhill & Co., Inc. is an independent investment banking firm, founded in 1996, that provides financial advice primarily in matters such as mergers and acquisitions. Greenhill is listed on the New York Stock Exchange. Greenhill ranked 13th in worldwide announced M&A transactions for the first six months of 2007, according to Thomson Financial. GCA and Greenhill have jointly discussed, consulted, and negotiated the exchange ratio and other terms of the share exchange.

Q39.	Will I have access to the fairness opinions delivered by GCA and Greenhill?

A39.

These fairness opinions and other important documents will be described in the Form S-4, which Citigroup will file with the U.S. Securities and Exchange Commission. Please refer to our press release for instructions about how to obtain a copy of the Form S-4.

Q40.	Will a securities company be designated as a share handling firm for this share exchange like in the previous tender offer?

A40.	No. Unlike a tender offer, share handling firms will not be involved in the share exchange. The details of the share exchange procedures will be published as soon as they have been decided.

* * * * *

This Internal Q&A sheet is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as an exhibit to the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.